Exhibit 99.1

Press Release

Chi-Med highlights publication of Phase II data showing promising efficacy for Savolitinib in MET-amplified gastric cancers

London: Thursday, October 17, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today highlighted the publication of results from the Phase II VIKTORY (targeted agent eValuation In gastric cancer basKeT KORea studY) trial in Cancer Discovery, a journal of the American Association of Cancer Research1. The principal study investigator was Dr. Jeeyun Lee, Associate Professor at the Division of Hematology-Oncology, Samsung Medical Center, Sungkyunkwan University School of Medicine, Seoul, Korea.

The research article titled “Tumor Genomic Profiling Guides Patients with Metastatic Gastric Cancer to Targeted Treatment: The VIKTORY Umbrella Trial” in the October 2019 issue of Cancer Discovery details the VIKTORY study, which was designed to classify patients with metastatic gastric cancer based on clinical sequencing and focused on eight different biomarker groups, including MET amplification, to assign patients to one of the 10 associated clinical trials in second-line treatment.

Dr. Lee and colleagues classified 772 patients with gastric cancer and successfully sequenced 715 patients (92.6%). Based on this sequencing, MET amplification was observed in 3.5% of patients (25/715). Of the 10 associated clinical trials under the VIKTORY umbrella, the highest objective response rate (“ORR”) was observed in the MET amplification savolitinib monotherapy trial, which reported an ORR of 50% (10/20, 95% CI: 28.0 – 71.9).  Dr. Lee and colleagues concluded that the savolitinib monotherapy trial also met the pre-specified 6-week progression free survival rate, indicating that it is worthy of further exploration in the MET amplification subset of patients with gastric cancer.

Gastric cancer was the third leading cause of cancer related mortality in 2018, causing 783,000 deaths worldwide. The prognosis of patients with metastatic gastric cancer remains extremely poor, with a median overall survival of less than 12 months with cytotoxic chemotherapy.

1 Jeeyun Lee, Seung Tae Kim et al.  Tumor Genomic Profiling Guides Patients with Metastatic Gastric Cancer to Targeted Treatment: The VIKTORY Umbrella Trial.  Cancer Discov October 1 2019 (9) (10) 1388-1405; DOI: 10.1158/2159-8290.CD-19-0442.

About Savolitinib

Savolitinib is a potential first-in-class inhibitor of MET, an enzyme which has been shown to function abnormally in many types of solid tumors. Chi-Med designed savolitinib to be a potent and highly selective oral inhibitor, which, through chemical structure modification, addresses human metabolite-related renal toxicity, the primary issue that halted development of several other selective MET inhibitors. In clinical studies to date, involving over 900 patients, savolitinib has shown promising signs of clinical efficacy in patients with MET gene alterations in multiple tumor types with an acceptable safety profile. Chi-Med is currently testing savolitinib in partnership with AstraZeneca in Phase Ib/II studies, in multiple solid tumor indications, both as a monotherapy and in combinations.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has over 470 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases. It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Chi-Med is headquartered in Hong Kong and is dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market. For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of savolitinib, plans to initiate clinical studies for savolitinib, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidate savolitinib to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval, the potential market of savolitinib for a targeted indication and the sufficiency of funding. In addition, as certain studies rely on the use of Tagrisso®, Iressa® and Imfinzi® as combination therapeutics with savolitinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of Tagrisso®, Iressa® and Imfinzi®. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President	+852 2121 8200
	Annie Cheng, Vice President	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
	UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500